Exhibit (k)(3)

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

Hamilton Lane Private Secondary Fund

AGREEMENT made as of the 15th day of October, 2024, by and between Hamilton Lane Private Secondary Fund, a Delaware statutory trust (the “Fund”), and Hamilton Lane Advisors, L.L.C. (the “Adviser”), an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended.

WITNESSETH:

WHEREAS, the Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end management investment company;

WHEREAS, the Adviser acts as investment adviser to the Fund pursuant to an Investment Management Agreement with the Fund dated as of October 15, 2024 (the “Investment Management Agreement”), pursuant to which it is paid an Investment Management Fee (as defined below);

NOW, THEREFORE, in consideration of the Fund engaging the Adviser pursuant to the Investment Management Agreement and other good and valuable consideration, the parties to this Agreement agree as follows:

1.	Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund’s Prospectus as currently in effect.

2.	The Adviser agrees to waive the Investment Management Fee and other fees payable to it by the Fund, and to pay, absorb or reimburse expenses of the Fund (a “Waiver”) so that the Total Annual Expenses of the Fund (as defined below) will not exceed 1.50%, 0.80% and 0.65% of the average daily net assets of Class R Shares, Class I Shares and Class Y Shares, respectively, of the Fund on an annualized basis (the “Expense Limitation”).

“Total Annual Expenses” includes all expenses incurred in the business of the Fund, including organizational and offering costs, with the following exceptions: (i) taxes, (ii) interest, (iii) brokerage commissions, (iv) certain transaction-related expenses (including interest and structuring costs for borrowings and line(s) of credit), (v) the Investment Management Fee, (vi) distribution and/or servicing fees, (vii) sub-transfer agency, sub-accounting and shareholder servicing fees, (viii) any acquired fund fees and expenses, (ix) dividend and interest expenses relating to short sales, (x) borrowing costs, (xi) merger or reorganization expenses, (xii) shareholder meetings expenses, (xiii) litigation expenses and (xiv) extraordinary expenses. “Investment Management Fee” has the meaning ascribed to it in the Fund’s Prospectus.

3.	Unless sooner terminated by the Board of Trustees of the Fund (the “Trustees”) as provided in Paragraph 5 of this Agreement, this Agreement will have a term ending one (1) year from the effectiveness of the Fund’s registration statement. This Agreement will automatically renew for consecutive one-year terms thereafter, provided that such continuance is specifically approved at least annually by a majority of the Trustees.

4.	This Agreement may be terminated at any time, and without payment of any penalty, by the Trustees, on behalf of the Fund, upon thirty (30) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Trustees.

5.	For a period not to exceed three (3) years from the date on which a Waiver is made by the Adviser, the Adviser may recoup amounts waived or assumed, provided it is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment. To the extent that such repayment is due, it shall be made as promptly as possible, in conjunction with the next succeeding payment of the Investment Management Fee to the Adviser. To the extent that the full amount of such waived amount or expense paid cannot be repaid as provided in the previous sentence within such applicable three-year period, such repayment obligation shall be extinguished.

6.	If this Agreement is terminated by the Fund, the Fund agrees to repay to the Adviser any amounts payable pursuant to paragraph 5 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to the Adviser not later than three (3) years from the date on which a Waiver was made by the Adviser (regardless of the date of termination of this Agreement), so long as the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation as if such Expense Limitation was still in effect. If this Agreement is terminated by the Adviser, the Fund agrees to repay to the Adviser any amounts payable pursuant to paragraph 5 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to the Adviser not later than thirty (30) days after the termination of this Agreement, so long as the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation as if such Expense Limitation was still in effect.

7.	This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the 1940 Act. To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the 1940 Act, the applicable provisions of the 1940 Act will control.

8.	This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

Hamilton Lane Private Secondary FUND

/s/ Keith Kleinman
By:	Keith Kleinman
Title:	Assistant Secretary

Hamilton Lane Advisors, L.L.C.

/s/ Keith Kleinman
By:	Keith Kleinman
Title:	Authorized Signatory